Filed by ReNew Energy Global Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

Deloitte India Interactive Panel

Speaker 1:	Okay, we can begin now.

Kalpesh:	Welcome all to Deloitte India’s interactive panel. In today’s session. We’re going to talk about SPAC which is obviously a very hot topic in the recent times. My name is Kalpesh Maroo and I have the pleasure of hosting today’s webcast. I’m joined on this call with my subject matter experts, Hemal Mehta and we have the pleasure of having Mr. D. Muthukumar and Harshal Kamdar. Muthu is from Renew and Harshal, of course, is from Sequoia. Before I deep dive into the agenda, I thought I’ll just make a few admin announcements. I would want to highlight that all participants are on a mute mode. If you have any questions related to this session, I request you to type out the questions in the Q and A chat box, and we will attempt to answer as many questions as we can. At the end of this session, you will have a feedback survey. I really request you to take a minute to sort of go over it and provide us your valuable feedback.

Broadly, what we intend to cover today is, the way we have organized this is we have a few minutes where we just take you through some of the key highlights from a structure perspective and the structure related considerations, as they apply to a SPAC focusing obviously on so many India facts and regulatory perspective. Then, as a highlight of this event, we then will have a panel discussion with the eminent list that we have. We hope to keep this interactive. We hope to have, take some questions at the end. Without further ado, let me start of the straight dive into the presentation. If I could request for the next slide, please?

Look, I’m not going to spend too much time on SPACs because this is obviously a very hot topic. Suffice to say, SPAC is a special purpose acquisition company. Typically, money is raised, also known as a blank check company. Typically, this is a listing that happens on Nasdaq on NSE U.S. browsers essentially, and follows an IPO format. The key difference here is that at the time when the money is being raised, more often than not the money is being raised without any actual business on the ground. This is essentially based on the track record of the sponsors and on the promise of a business being acquired from the money is raised. In some sense, the money is raised first, put in an escrow and thereafter acquisition targets are sought out for. Typically the shares are priced at $10 a share. Then, of course, where the share moves essentially depends on the performance of the SPAC itself and the type of businesses that they acquired. We could move to the next slide, please?

Mostly, there’s been a lot of noise in announced SPACs particularly in the last year or so. If you look at 2020, roughly about 80 plus billion dollars of capital was raised. 2021 obviously has gone off to a great start with more than 90 billion being raised in the first three months of this year. Obviously, this is, at this point in time, from a U.S. market perspective, something that is very sought after. What this means is there is a lot of fire power that is available with many of these SPACs that have raised capital. To date, there is a total investible surplus of 113 billion and counting as more and more SPACs get listed, which is what is driving all of the excitement in this particular space.

Typically there are two, three different ways of playing the SPAC market. From an Indian perspective, one is Indian fund managers and sponsors with track record could go out there and raise a SPAC for themselves. Eventually, we will start seeing the action, particularly in this space. The second bit of action, of course, is Indian unlisted companies which have looked at the possibility of combining with a particular SPAC that has already raised money and therefore effectively and indirectly creating a listed company overseas backed predominantly by a business back home in India. That’s what’s been driving the interest. Of course, all of us knew about the news of the renewed power combination with the RNG SPAC. This is, of course, headline news, very, very last transaction and we have the privilege of having Muthu on this call and we’ll go into some discussions around some of the nuances of that particular SPAC.

With this, let me move on to the next slide. Just to give you an overview of what are the considerations, what are the different things that are possible from a SPAC listing perspective. As we’ve gone through this journey, more particularly in the last six to eight months, I think what we have discovered is that the art of the possible is quite wide. SPACs provide a whole degree of flexibility and a lot of notions that we would otherwise have gone through in terms of what could be possible in terms of a structure, in terms of market acceptability, a lot of these are being tested as we speak as more and more SPACs are coming into play and as more and more transactions are being considered and hopefully rectified in the near future.

What we’ve done is we put together two to three case studies, generally giving some color on what are the types of considerations. In this first case study, essentially this is a typical Indian company. Think of it as any Indian company with a combination of private equity investors and India-based founders with a predominant India business. Think of the SPAC as any SPAC, let’s say, Cayman listed or listed in any other, domiciled in any country, but which has raised money in the U.S. market with its SPAC sponsor and an investor. The SPAC itself, my new will sit with some money when it has raised capital from the public in the public IPO. What we see to the right is a post combination structure where essentially, for all intents and purposes, the shareholding of the Indian operating company has been swapped for shares in a listed overseas entity.

Now, this could have been done in one of several ways, but this is the route which is commonly referred to as the reverse merger route, essentially where the investors in the Indian operating company through a series of steps swap their holding in the Indian company into a holding company that is set up. In return, the holding company then issues shares in itself to these investors and the shares of these holding company then are listed. At the end of the structure, what you would see is a Hold Co. could be Cayman domicile, could be UK domiciles, could be domiciled anywhere, holding as much percentage of the Indian entity and the shareholding of the Hold Co. itself comprises is obviously listed and comprises of a combination of sponsors, SPAC investors, P investors, and other pipe investors who come in.

Now, what are the considerations that go into something as complicated as this? I think having done this, the end of it, this is about finding a common goal between very, very diverse set of actors in the scheme, which is, let’s say the investors in the Indian company, the founders, as well as the SPAC sponsors and investors. Each of these would have their own sort of considerations sometimes not necessarily concentrating on one aspect and there will be diverse considerations, and it’s a question of how do you balance all of this and move forward. Just to talk through some of the issues from a company or a promoter perspective would be at what stage do you so-call externalize or take the shareholding offshore? Do you do it right at the time of the SPAC or do you do it in anticipation of a potential SPAC?

Eventually, what’s the objective of this? Are you just trying to provide liquidity to an existing investor? How do you compare the costs of going down this part of a SPAC? When I think about it from a promoter perspective, usually the founders in these companies would typically like to continue with their shareholding on a go-forward basis other than taking some bit of liquidity and an exit. The question and the consideration would be, from their point of view, there is no tax neutral and a tax exempt way of swapping their shares, and becomes a significant consideration. Plus there are exchange control rules, which essentially prevent a swap of shares of the Indian company for shares in the listed company for concerns around round tripping. How do you sort of work around that? And from an investor’s perspective, a bunch of the shares that they would own in the target company would essentially be grandfathered.

In many cases, they may not be grandfathered, and when a swap happens, the fundamental issue is that a swap is not tax exempt under the Indian laws, how does one then figure out the manner in which this needs to be done? The timing, in a manner, so that you don’t trigger embedded gains. In other words, you’re not paying tax. Even if these events are taxable on notional gains and converting something, which is asset that is held for a long time and gets classified as a long-term asset into a short-term asset. Those are the type of considerations that go in.

Both Muthu and Harshal have worn different hats in looking at it. In a few minutes from now, we’ll have the privilege of talking to them about it. But I thought we’ll give you a quick flavor and maybe request Hemal to then take us through some more complicated nuances and structures. Then, we will open up for a panel discussion. Thank you. Hemal over to you.

Hemal:	Thank you, Kalpesh. Thank you, Muthu and Harshal for joining us. If we could move to the next area. We are in case study two, and this again is a very simplistic case which we probably thought about discussing. But I’ve got an Indian operating company. I’ve got our promoters who are Indian promoters. They want to call us back. If nothing changes, supposed the money is raised, there’s a sponsor, the question really comes up is that can the Indian promoter be sponsors? The answer is yes. How will they hold their shares in a versus entity? When I talk about the SPAC entity which is the central table, the middle table, that entity most likely will be set up in Cayman entity or a Delaware. How will Indian promoter become a sponsor? How they will own shares in the SPAC entity under the given framework of foreign exchange regulation, which Kalpesh touched upon?

The point is that when it comes to once it raises money, when the money comes to Indian company, in this case, if you see the table of the right-hand side, it’s a very simplistic structure we are talking about where the SPAC will put but into Indian company, maybe as an FDI, and the Indian promoters sets at the India level. But the reality is that all Indian promoters or most of the promoters may want to actually hold shares in the SPAC entity, which is a listed entity, and they may want to have the same kind of an exit option available as compared to anybody else. How do we structure that? Because that becomes a very big issue under FEMA, as Kalpesh has been mentioning. This is a very, very simplistic structure, but if you go to the next case study.

Here is where the complexities are coming here. That this probably looks to be the real-life picture. Because it’s complex, I thought I’ll wear my specs now. The point really comes up is that let’s presume Indian company, which has got, let’s presume, it’s a foreign shareholders while holding 80% shares and 20% are held by Indian promoters. In this point, this Indian operating company has got a subsidiary company, say in U.S. for example, which hold 60%, 40% held by the parent foreign company, or maybe somebody else. That’s the base structure. If we want to go to SPAC, the first thing we want to really think through is that I required to have, say, deliver one company which technically becomes a sponsor company, and I have to have to allow the company, which probably requires-

Hemal:	And I have to have Delaware 2 company, which probably requires to get the business consolidated in Delaware 2 company. Now Kalpesh touched upon a point that at what point in time we will consolidate this business? Whether we should do it just before the SPAC, we should do in anticipation of a point that SPAC, I am going to be raising money in SPAC, or we should do this post-the money is raised in SPAC and kept in so called escrow account if you see that as I wrote that. Escrow account or a trust, which probably protects the money until the time it is utilized. This timing probably becomes a crux of the discussion, because how the consolidation is going to happen is going to be very important. Now, in this case, we assume that let’s presume that this foreign holding company, which is holding 80% will get merged with a Delaware 1 company, or the U.S. operating company will get merged, and then we do a reverse merger, which is Delaware 2, which is a SPAC entity which has raised the money on the stock exchange.

And that gets merged into Delaware 1. And Delaware 1 issues the shares to all the shareholders, that is the investor, sponsor, the shareholder of the foreign company. Here also if you see the Indian promoter is sitting at India level, and that’s the same point which we are probably touching base earlier, that if Indian promoter wants to hold shares in an overseas listed entity, under what circumstances they will hold shares, do we have some round- tripping issue? Do we require to take RBI prior approval, do we think that RBI will actually give a prior approval? That’s the next point. So these are some of the nuances of the structure. Again, every structure is a tailor made. So we don’t know really what the facts of every structure.

There are chances that in addition to the promoter, you may have an Indian strategic investor or a fund, which is actually holding shares or CCDs in Indian cooperating company. And they may also require to do a swap when the listing happens. There are chances that some of the investors who are sitting in the foreign company may not have approvals to hold shares of a listed company. We don’t know what are the facts and figures which are actually going to get played with every investor, whether strategic or a private equity. And between private equity investors also, different funds will have different kind of a governance model. So there are a lot of consideration which probably will play around when we are actually moving the structure of the shareholding on that SPAC.

So this, I thought that we’ll just touch upon a couple of this case studies to just make sure that our understanding on SPAC and there’s some of the complexities which Kalpesh was mentioning, is a real life complexities. Maybe some of us are actually facing these issues when we are actually working with some of our clients on this kind of structures. And we are trying to figure out what is the best way to make it as possible as tax efficient. It is very difficult to make it as tax neutral, but we can try to make it as tax efficient, subject to the regulatory approvals. Kalpesh, over to you.

Kalpesh:	Thanks, Hemal. So without further ado, let’s just jump into a live conversation with Muthu and Harshal and maybe I’ll take the liberty and the privilege of going first with the questions. Muthu, I think you’ve been through a fairly, I would say, a roller coaster journey in the last few months. Privileged to have played a small part and a role in that, but you are obviously the man in the firing line. I thought

I’d start off with you. Do you want to just give our audience some color on the size and scale of what you all at ReNew have accomplished in terms of... I mean, not accomplished, you’re pretty close to the final line on the transaction itself, of course, to the extent that you can share size, scale, complexity of what we’re dealing with. I think that’ll just be a great opening for us to start off this discussion.

Muthukumaran D.:	Sure. First of all, thank you very much for having me on this, Kalpesh. And yes, it’s good to talk to you now, off-deal. In terms of what we have done, ReNew, for those who don’t know, is actually a decade old company. We are the largest operating renewable company in terms of wind and solar. And the company is today a $6 billion of capital employed. Well into the journey, we have had capital raises every year equity, for many years now. We have got half a dozen very marquee investors in the equity book, and we are already a company that have been doing plenty of dollar bonds in the market already. We’ve done half a dozen in the last four, five years. And in fact actually we have refinanced the first one last month. So, for us, the international market is something that we are quite used to and we would actually like to be in touch with the international market.

It basically provides deep pool of capital. So we were at a point where we needed to lis to the company because our first investor was 10 years old. And the recent investor was four, five years old, and many of them are private equity investors. So therefore we were looking for IPO. And now let me jump straight to the transaction because if you wanted to know a little more about what we studied and what other options we had. Maybe we can cover it in a dialogue with you, Kalpesh. But right now, let me just jump straight to the transaction. The transaction, it’s a pretty large transaction. It’s a $345 million of SPAC capital plus $855 million of pipe deal. So together we have raised $1.2 billion of fresh capital, out of which 700 will be primary and balance will be secondary. We will actually have some of our existing investors monetize a small part of it.

The existing investors will still continue to hold 70% of the company going forward. So it’s a pretty large stake and skin still in the game. And the new investors will have 30% and the $700 million of primary capital will fuel our growth significantly. And we should be taking care of our capital requirement for next few years to come. Unless our growth happens to be bigger than what we actually thought, we may not have to go to the capital market. So that’s how we have configured this size. Now, we had upsized the deal, which actually goes to prove that there was very good, healthy demand in the market. It was already a very large deal. It was on the larger end of the spectrum. And then we have up-sized even that deal. So therefore we will, at the end of this transaction, have enough capital to grow, number one, number two, very small part of the current investors exit, number three, we will have a listed company and this company will continue to access to capital as we move forward. So that’s how I would actually summarize.

Hemal:	All right. Thank you, Muthu. So let me take our next question for Harshal. So Harshal, the normal discussion when we have with client, the issue comes of whether at what stage of lifecycle of a company should the company think of a SPAC and how would you as an investor look at monetizing or raising for the capital in SPAC as compared to a strategic or a P-funding or a normal IPO, whether in India or outside of it?

Harshal Kamdar:	Yeah, thanks Hemal, and thanks, and it’s awesome to have Muthu and experience and expertise of the co-panelists on call. So, excited to be here. I mean, from an investor standpoint, the honest answer is it’s horses for courses. Each company, if I can use that word, has its own specific requirements, has a cast and crew which kind of takes the ship in a different manner, and as Sequoia we want the founders to anchor the journey, et cetera. So the thing is SPACs have certain compelling pros and cons. You can super-optimize on time, have listed currency pretty quickly, have reasonable certainty of going there versus IPO, et cetera, versus other types of deals, including IPO, P, strategic, et cetera, which go through their own separate lifecycles. So from our perspective, you would look at it or we would recommend the company looks at it as an option value or among the five options on the table.

Puts out a matrix of literally three compelling pros and cons, and then puts hand on the heart and said, “Okay, this is the way we want to roll.” As compared to saying, “Oh, you have a blue shirt, SPAC is right for you. Oh, you have a white shirt, let’s do IPO.” I mean, there’s no straight jacket answer to that.

Hemal:	Thanks Harshal. I know Muthu has stopped wearing any other color than blue from the day when the SPAC has happened. So, let me direct to Muthu now. So Muthu, what is your take on this? You think that is there a significant difference between versus IPO vis-a-vis SPAC, and also give a perspective about the time involved, the cost, the preparedness which you require to be ready for a SPAC as compared to normal IPO.

Muthukumaran D.:	Sure. In terms of suitability, see, I think the way to look at SPAC in simple terms, in my words, is that basically, you are doing a private equity deal to basically funds which usually play only in listed companies. And that’s why it’s called also private investment in public equity. So, to some extent, it’s like doing a private equity deal. So therefore you will do this deal slightly at a timing which is earlier than an IPO. When you’re about to be ready, but not exactly ready for IPO is the timing for a SPAC.

And the way I look at it is also this was a product that was actually designed by market players for the public investors to also participate in the private equity part, because basically, typically, by the time the company is ready for IPO, the multiplier effect on valuation goes away so probably this helps them to actually participate a little earlier on in the lifecycle of the company. And I think obviously these people have deep enough pool to allocate a very small part of the pool to create the alpha return in the portfolio. So that’s the way I look at it, but large part of all these things are not actually applicable to us. Basically, because like I mentioned, we are already a decade old company. I think in our mind it was a far simpler situation.

We would have anyway gone ahead with an IPO if we didn’t do a SPAC. To us, it was basically a process difference, not so much a product difference, if I can say it that way. But that’s not true for all SPAC investments. So I mean, as all of you can imagine, SPAC is meant for companies where you need an external stamp of approval from a very qualified set of people who are the SPAC sponsors, on the one side. And on the other side, actually we go through the diligence by them as well. So, between the business expertise that the SPAC sponsor has and the diligence that the target goes through, the investors have a lot more confidence than actually just a typical IPO company. So, that’s the way I would define.

And in terms of timeline, actually, it’s a pretty detailed question. Again, it depends on your preparedness, assuming you are completely zero prepared, then it could take a long time, for all the reasons that I mentioned to you. Plus some of the activities that we have done, we had actually been well into the journey already. So, I think our timeline probably is not again, applicable to everybody else. But maybe you can add six months or eight months to our timeline, but actually we started the journey sometime in December and we finished the pipe in February. So it’s one of the fastest that you can think of.

But maybe the pre-work, you should easily add about six to eight months. And the post-work, I mean, the way the product is designed in the marketplace, the commitment we have is only for the pipe. The SPAC, sponsor capital needs to go through the shareholder voting at the end. Now, I don’t think SPAC shortcuts any of the approval process of SEC, because obviously, we have got the commitment of capital from pipe, but we still have to go through the full prospectus filing and scrutiny by SEC, like any other IPO will do. Except that the roadshow and the pricing and conclusion of the pipe part happened now instead of actually happening after that. So, from timing perspective, it didn’t reduce our timeline, but from timing perspective, it helped us to actually get an assurance of having a deal done a lot earlier than actually what we could have done in an IPO. Plus all the SPAC benefits.

The SPAC benefits, let me just finish here by saying, I told you that actually the stamp of approval by the SPAC sponsors plus the diligence, on the one side. And on the other side, we are also able to use projections in a SPAC. Now, if you’re able to show projections, obviously you are able to talk to the details of the projection and the investor gets a lot more comfortable than not talking about our projection. So, to that extent, actually, that was an important advantage for us. The timing and the ability for us to showcase what we are hoping to achieve to the investors are the mainstay for us that actually factors that made us move towards SPAC.

Hemal:	I’m sure.

Kalpesh:	So Muthu if I could just-

Harshal Kamdar:	Sorry to interject, Kalpesh. To Muthu’s point, I think the go, no-go decision was already, we want listed currency. We want to go IPO or listing and therefore to use SPAC as a process, like I think Muthu very in detail enlightened most of us, including me, saying the critical part per choice was optimized at some cost and benefit on the SPAC. But there are a lot of, if I can use your that word, companies that are not at that stage of equilibrium or at that stage of, for whatever it is, like financial, simple pieces like auditors in the key subsidiary being changed and then you need to combine it for consolidation. That itself can take three months. Boom. I think, I mean, Muthu achieved that in two months, I mean, you know, it’s like as of yesterday timeline, I don’t think anyone can beat it across the world. Not only speaking of companies in Indonesia, Singapore, Tokyo-

Harshal Kamdar:	not only speaking of companies in Indonesia, Singapore, Tokyo, I don’t think any company would have that level of readiness. A normal timeline is around 12 months, give or take, because you have so many things beyond your control, like lawyers, advisors, how many years it takes to change a light bulb.

Muthukumaran D.:	I agree. I just don’t want to give a wrong impression actually. Just like you said, horses for the courses, we did it, but that’s because there were a lot of pre-work.

Harshal Kamdar:	Yeah. So that’s so important in terms of both the detail as well as the bigger picture, saying this is what you will get and this is outcome, but hey, sorry Kalpesh, didn’t mean to interject.

Kalpesh:	No, no, that’s fine. That’s actually Harshal where I was maybe going to ask my next question. So I’ll flip the order a bit and ask you this. So as you think about it vis-a-vis your portfolio companies, what are the maybe two, three things that you would consider as important, let’s say, milestones that need to be achieved before even you would start considering thinking about going to a public market/SPAC? At the end of the day, it’s just a product that gets you to the public market. So, how do you think about it? So once the business maturity and if you can give us some color around that and anything else from a structure, regulatory directs.

Harshal Kamdar:	So, I would break this into three timelines on the continuum. You want to do a SPAC tomorrow, like immediate-term, you want to do offshore listing short-term, or this is a long-term two years out, three years out strategy discussion. Look, if you want to do this immediately, markets are good and you get the right valuation, et cetera. I mean, it will break fast, fail fast, fail early. You look at five options, get into a huddle, and tell the companies you should do it this way. There are significant tax and regulatory, for example, if a company that is 80% foreign investors can be de-SPAC’d and moved easily, forget the grandfathering, non-grandfathering, et cetera, versus a company that has 40% foreign investors. What hurts me the most is, a lot of times we make us Indians, people locally pay the price for being Indian, which is not fair.

A company in China can go SPAC, offshore listing, at a click of a button and we have to do calisthenics to structure things. And I call this the standard suboptimal solution to a non-optimization problem thing. But that’s the cards that we’ve been dealt. So that is the short-term. I mean, that is an immediate-term answer. Short-term, you’d really like the company to consider that is SPAC truly the thing for you, or the flavor of the season and compelling pros and cons, et cetera, take a decision. Also in terms of the company has to live with the structure forever, versus investors that would eventually come. I mean, we love and we believe in making enduring companies from idea to IPO and beyond, but eventually it’s the founder that has her or his blood and sweat in the company.

So being at the local level, et cetera, all of those comes with its own nuances, which will play over the lifecycle. So having a detailed and again, Muthu and team are super-experienced and have the wherewithal to understand all of this, which some of the early stage of founders that have not passed that stage in the continuum may or may not be able to do. And long-term look, I mean, we are a big believer in India. We are a big believer that the offshore listing guidelines come through. It’s a question of when, and not if, we really want the Indian companies to be at a level playing field with the foreign counterparts. We don’t want, again, like give a random, like Alibaba to be able to list offshore versus like our companies not to have that. And if that comes through, I think most of these pieces would converge and people will have two real choices to work with as compared to today, the choice is should I do SPAC or should I not do anything offshore.

Kalpesh:	Well put, Harshal. And that is the challenge that we struggle with. It is so complicated and so nuanced and so many different counterpoints that one needs to balance out. So, it is a tough journey. And Muthu, again, you talked about two months and how you have prepared what I think you modestly didn’t say is you basically were asked not to sleep for weeks together to get this achieved and be on endless calls, but why don’t you talk about maybe the one or two crucial milestones in the journey, your hits, your misses, to the extent of course that you can share. I think we would all benefit from some of these deep learnings as you went through this very, very short but extremely tiring journey in that short time.

Muthukumaran D.:	Yeah, sure, sure. Basically, some of the filters are straightforward. The first one is your RBI and shareholding pattern. You spoke about this at the beginning. Either you already maybe lucky enough to have a book which actually it doesn’t require anything, in which case you can just go and list the company, which is already a holding company outside India, if you are pure lucky. Otherwise, there are many ways in which you can consolidate the shareholding into an overseas company. There are round-tripping issue for Indian investors. The first one is, eventually you should have a company which is holding company outside India that you can list. So what do you do to achieve it? And related element there is tax. Now clearly, that’s a big driver for whether you will want to do it, or you will not want to do it.

If you’re already an old investment where you have created value, the tax bill may be prohibitive enough for you not to go forward. Or if actually the investments sort of, let’s say, changed hands and your current shareholders are new shareholders where the valuation got benchmarked recently, so you may not have a problem in actually paying a very small amount of tax, which is a value creation in the recent past. Or you may have your shareholders exempt, or you meaning the worst sort of case from current tax perspective, take a view that you are willing to pay the full tax today because there is still a lot of value left to be actually gained in times to come and listing overseas actually has advantages compared to listing in India. Because to some extent, if you cannot oversee or rather, offshore the shareholding without paying heavy tax, Indian listing actually is a real choice for you, meaning you should seriously consider that as well.

So all these are cost benefit analysis. This is no different from any other commercial decision that a company takes, whether it is a make or buy, or it is in-house or outsourcing, or it is X product versus Y product. So you will compare the total cost to the total perceived benefit. The only difference here being a financial market, your costs are certain and known and usually big. And your benefit is perceived. If somebody asks what will be the value in Indian listing verus overseas listing, we all can stack up a table together and beyond a point it’s sort of a belief rather than actually something that you can prove. So, from that point of view, the real thing that you have to do is where you want to be listed, number one, in the long-term, governance, of course come along with it. It’s a very tight governance.

And what is the total cost of doing it, whether it is tax, which is the biggest cost, and it could even be a transaction cost for a SPAC, talking about SPAC, comes with a very high cost. So it has its own benefits so you just need to actually do the calculation in your mind and to the best of your conviction as to whether the cost is actually justified. So if you think it is then you can go ahead. So in summary, I would say whether you can offshore first thing, second, what is the cost, including the tax cost, and three, what is your business strategy, which actually I put it three, but ideally that is a deciding criteria. So, does your business criteria require you to be outside or inside? I mean, in terms of listing. Whether you want that capital, whether you want that valuation.

Some early stage companies are far better served to go outside India. Some very large capital sort of business may want to be outside India. In our case, ESG is actually a very specialized capital pool and that’s not there in India at all as of now, it will come in times to come. India does pick up, it will come, but we were slightly ahead in that journey, so therefore, in order for us to time it, we are happy to actually get it listed overseas. And that is another reason. So, eventually it is all business decision. These are all means to an end, right? The end is that you build a business where you want capital. So do you want it from overseas or do you want it from India? That’s the bottom line.

Kalpesh:	And where it is available, more importantly. And in your business case, it’s probably.

Hemal:	So Muthu, this gets me to another interesting question. So you, of course, spoke from the perspective of the company and the business and raising the funds. What was your experience of what was the perception of your existing investors or the new investors who were [inaudible] common SPAC? What was their expectation? What was their focus? What was their return expectations, broadly?

Muthukumaran D.:	So, see, existing investors, again, actually we’re all a big family because we’ve been together for a very long period of time already. So a lot of thinking happened together and in fact, actually much before SPAC was an option, a lot of brainstorming happens. So, the thinking is, like I said, eventually we needed be listed. I mean, the time had come for our company to be listed. And for us, we looked at frankly SPAC as a route to listing, like I said, otherwise we would have done listing, but we actually ended up having a partner whom we value and vice versa and whom we respect and vice versa. And having that partnership in SPAC, like I mentioned at the beginning, is very, very crucial. So from that point of view actually, our investors are fully aligned.

As far as the incoming investors are concerned... Sorry, just to finish up the point. Our current investors wanted to list the company and actually, they were quite happy to see this company being listed because it achieves a dual purpose of company having access to deep pools of capital, another set of deep pools of capital, because we already have reasonable amount of access to capital. And investors have actually a currency that is something that helps us to exit whenever they want to rather than being in a private company. So that is from current investors’ point of view. From incoming investors’ point of view, we went through a very typical IPO process. I mean, it’s no different except that there was little bit more focus on life ahead, next three to five years, because we could give it a little more color, little more detail, fundamentally because we could show projections.

We were able to actually discuss a lot more in detail about the projections. Otherwise, probably we would have ended up discussing a lot more about the past, through which they’ll have to gauge what the future of the company is going to be in a typical IPO. And in terms of their expectations, I would imagine, they do understand that this is a high-growth product. It’s typically meant for a little earlier than a company, like I said, not in our case, but typically I would say it’s meant for companies which are a little ahead of the time for IPO. So, therefore, they do expect a marginally higher return. And like I said, the way they would imagine, again, I think even in SPAC basket, they would have a range of companies, I would imagine. Some very early companies and some very late-stage companies. And from, again, early stage companies, probably they would expect a multibagger, I would imagine.

But as a sub-portfolio, they would expect this to actually perform and give returns more than the typical, the larger pool of the portfolio. And they do understand that this high growth comes with lower visibility than a already well-established listed company growing at a slower pace.

Kalpesh:	Thanks Muthu. And let me shift shift gears. We’ve so far talked about an Indian company tapping the SPAC route and so I wanted to shift focus. Harshal, SPACs are obviously flavor of the season and they’ve been hot and cold in the past period. But what we’ve seen from conversations with clients and private equity firms and something that’s obviously come out in the public domain as plans, it seems that even fund managers are now thinking about raising pools of capital by becoming sponsorers of SPACs. And this then gives them leeway to deploy funds in any manner that they deem fit, of course, within the construct and within the government’s framework of how a SPAC operates. So any thoughts on that? This obviously turns the private fundraising and the fund structure market on its head, in some sense. So any thoughts on it as an investor, would you think about a SPAC for raising money as a pool of capital and within the traditional private equity structure that we would see?

Harshal Kamdar:	I mean, on a lighter note, basically you’re asking me, like [inaudible] broker. I mean, that’s the question. But I was actually going to converge and take Muthu’s cue and segue. Look, SPACs have been there since time immemorial. I mean, Yatra did a SPAC a gazillion years ago and look at history. Of course MMT, Ameera, all did offshore listing, but these are all variants in terms of, like Muthu very nicely explained, it is a process. There are some optimization, some costs, et cetera, but eventually you’ll get to a listed entity with same or similar drills. I think the single largest difference in the last couple of years has been the quality of the sponsors. And I think what we missed or what-

Harshal Kamdar:	an IP of this point, okay, and I think what we missed or what could be missed in a lot of detail that Muthu mentioned, right, is the quality of the sponsor who understood or who they got along well with. I mean, to use very philosophy, who had similar vibes, right? You meet one person, you feel like you know her or him since 20 years, and you’re friends with a person for 20 years, but you feel not connected, right? So I think again, I mean, we are getting into the realm of philosophical living infinite games, which is not commercial, but net-net, I think the quality of the sponsors of the SPAC has increased considerably, which has [inaudible] a lot of large buyout funds or a lot of good names in the market to become SPAC sponsor themselves, okay? I mean, it’s a great strategy if you want to add into your repertoire or to your ammunition, right? So again, but the thing is whether it’s a fad and whether it will go away or whether it is here to stay?

We would want to believe that it is here to stay in terms of adding one more thing to your arsenal and having the ability to get private companies get public market value with their discounts, all the details as Muthu earlier, with speed and access to a larger universe of investors, right? And just in terms of numbers, we did some desktop research on Israeli companies and Chinese companies. Chinese companies raise then $40 billion. Even this is before the pandemic [inaudible], right? 300,000 Crore Rupees. Israeli companies 10 billion. And I mean, we would have our own Renew Power and some of other companies go down backward to raise a small multiple. The sheer depth of the market offshore, and the sheer understanding of some of the sectors, including early stage or years et cetera, I think it would put our companies on a greater advantage trajectory if they can access those [inaudible].

Kalpesh:	All right. So, I know you covered about, this is a fad, but where do you stand because there are obviously lots and lots of critiques of this particular product to say that, this is just too much hot money, particularly 130 billion war chest in the first three months of the year [inaudible]. This is a question both you and Muthu, do you fear that this is a bubble? And [crosstalk].

Muthukumaran D.:	No, I don’t think it’s a bubble at all, Kalpesh. It will stay and US market is actually a leader and evolver in many funds. If there are some aspects that needs to be changed, it will be tweaked, but it creates a big opportunity for the issuer. Imagine that is real, number one and on the other side, it fills a big void for fund managers because I would imagine they would actually like to put one or three or five percent, let’s say, of their total portfolio into early-stage companies that can give them a multi bagger return. So to that extent, actually there is the thing. And in some ways in my mind actually, this is no different from VC, which has become PE, right? I mean, it doesn’t mean VC has been vacated, really. VC is still there. PE is still there. Both actually has its own role.

They offer two different purpose. So same way IPO and SPAC will be there. I mean, they’re there for two different purpose and this is, in my mind, is going to stay and actually, if there are some tweaks, it’ll all happen in times to come. And in fact, the current SPAC itself is actually a tweaked version of what originally the SPAC was and it’s only after a long period of time that it has become substantial in size, really. So I think this growth journey always creates this question. All growth is, at some level, bit of a J curve, right? So we are at the J curve part of the journey of this product. So I don’t think it will go away. It can have some tweaks, it can have some changes to the structure, timing, process, fees, all of them can change.

Kalpesh:	Sure. Harshal, your time quick and then maybe we move to some questions from the [crosstalk].

Harshal Kamdar:	I mean, life is what happens to you when you’re busy making other plans, right? So I think all of us will be non-qualified to say whether this is a bubble or not, but my view, and we are eternal optimist right, is let’s not miss the infrastructure for the journey itself right. If there is a bubble and the company’s in the best position to tell us. But the IPO markets will come and go, right. I mean, it’s so ironic, 1% is buying, one is selling. Both of them think they are astute, right? So net-net, we don’t think it’s a fad or it’s a bubble. I mean, if at all, the bubble, if at all it is [inaudible], which we don’t think by the way is true. We are doing, most of our companies are going bonkers, so it’s all good, okay. To Muthu’s point, SPAC’s going to stay long-term, it will remain as one of the things in peoples arsenal and people will use it if they want it.

Hemal:	So, to Muthu and Harshal, I wanted to ask one question, which a lot of people have raised till now, and I think Muthu has addressed in some way, but I want to actually have more specific discussion on this. There is a belief that the SPAC is actually meant for the new age companies and of course, Muthu has put it wrong. But I wanted to have your thoughts, what’s your take on that? Is it meant for new age companies or do you think that any company who has got a visibly large business or who has got a strong financial, they can go for SPAC? What’s your take on it?

Muthukumaran D.:	To who is it for, Hemal? Who?

Hemal:	No, I would like to open for both of you.

Muthukumaran D.:	Sure.

Harshal Kamdar:	I’ll be gracious and let Muthu go first.

Muthukumaran D.:	Sure. No, no. I mean, I think at the time it was conceived, it was probably for early-stage companies, and therefore new age companies I would say is in some level. I mean, I think we are probably equating the both. We are using that term interchangeably. The other more jargonistic way of saying it is, SPAC, to me, is a product for people who are at a more high growth and at slightly earlier stage than an IPO. Let’s say two or three steps before IPO. That is actually the timing for SPAC in life cycle of a company evolution, the way I look at it. Because of the size, it was originally meant for, I guess, tech companies, which was less capital intensive. Capital intensive companies obviously couldn’t have used at that point in time. Today, SPAC has also become an evolved product. So it is actually for everybody. But I think the...

Harshal Kamdar:	Did we lose Muthu?

Hemal:	I think he has some connection issue.

Kalpesh:	I think there’s a lag.

Harshal Kamdar:	Okay, he’s back. Hey, Muthu.

Muthukumaran D.:	Can you hear me? Sorry for that.

Hemal:	Yeah, Muthu. You’re back.

Muthukumaran D.:	Okay. So I think I finished. I don’t want to repeat to save time. I think I would have made the point. I’m happy to say, if you want me to say anything.

Kalpesh:	No, no. I think we got it. Harshal, maybe a quick response. And I think it just gives us about four minutes to take maybe one question after that.

Harshal Kamdar:	Yeah. So look, I mean, early stage founders are happy to experiment again. We work with founders that like to fail, fast fail early, break things. Ask for forgiveness, not permission, which is why, whenever SPAC was a new idea, it’s likely that early-stage founders would use that or will be a lot more receptive, given that it’s a lot more reward now and Muthu has proved it, right, by action and not by discussion that, there’s a [inaudible] product for companies at all stages. If you have firepower [inaudible].

Kalpesh:	Thanks Harshal. Maybe let me just move to a question from one of our participants. This is a question from Myangupta. His question is, “Economically speaking, is SPAC money, cheaper than PIPE? I’m unable to understand the economic advantages.” That’s a trick question, but Muthu, I’m sure you gone through this.

Muthukumaran D.:	So, sorry, I couldn’t read the question. Where is it?

Kalpesh:	I’ll read it out for you. “Is SPAC money cheaper than PIPE? I’m unable to understand the economic advantages.”

Muthukumaran D.:	No. Is SPAC money cheaper than PIPE? No, no, no. Both comes at same value. There is no difference. Sorry. Did I get the question correct? SPAC money versus [crosstalk].

Kalpesh:	Yeah. So, maybe let me kind of rephrase it. So, let me just say is the cost of raising money through a SPAC higher than raising money through an IPO? [crosstalk].

Muthukumaran D.:	Oh yeah. A lot more. Okay. So if that is the question, yeah, it is a lot more for sure.

Kalpesh:	And maybe part two to that question and I’m interpreting it, is that, is the return expectation of an investor in an IPO lower or higher than the return expectations of an investor in a SPAC? I think you answered it, but we [crosstalk].

Muthukumaran D.:	Yeah. It is. I think return expectations are also definitely higher, but the growth potential are also higher compared to an IPO company. So see, I think this is a very classic deal-making process, right, where both wants to be a winner. Bear in mind, if you do a deal where it is win-lose, it’s not going to be sustainable.

This relationship of investor and investee, and this company being IPO, is going to stay with you for a very long period of time. So therefore, both want to find a win-win situation. From company’s point of view also, hopefully because you’re able to show projections and the path to the growth, you are able to actually pick your valuation higher than, let’s say, a private equity deal, or let’s say, a strategic deal, given all your other considerations, right?

And definitely this is expected to be product available to you, which ideally in substitute for an IPO. Sorry, in other words, you don’t have an IPO option. So that is why you would like to go for, let’s say a SPAC option because you want to show projections, you want market to discuss with you the valuation and come out with actually valuation. So from company’s point of view, in other words, I lost words a little bit, but in short, basically in company’s point of view also, they are able to get a valuation, which is better than any other opportunity they have. And from investor point of view also, he’s hoping to get a higher growth and a return from this investment. So that’s, I would say, a typical win-win deal in the SPAC. Rather than trying to actually overplay the importance of valuation in a deal.

Kalpesh:	Okay. Thanks, Muthu and I think we’ve absolutely run out of time. For questions that have not been answered, it’s with us and we will come back with our answers on some of them. There is a survey, like I said at the beginning. Would really request if all of you could fill that in and last but not the least, thank you Muthu and Harshal and Hemal for this amazing conversation. I think it was extremely insightful. Pleasure to have you, and thank you so much and thank you for all the participants who have joined us today. Thanks and bye-bye.

Harshal Kamdar:	Thank you, Kalpesh. [crosstalk] Thanks, Hemal. Thanks, Muthu. See you everyone.

Muthukumaran D.:	Thank you. Thanks everybody. Thank you very much.

Harshal Kamdar:	Cheers.

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Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global Limited (“PubCo”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s Quarterly Report on Form 10-Q and other documents filed by PubCo or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PubCo and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PubCo intends to file a registration statement on Form F-4 that will include a proxy statement of RMG II, a consent solicitation statement of PubCo and a prospectus of PubCo. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and PubCo shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and PubCo are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, PubCo and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, which was filed with the SEC on January 25, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.